MAIL STOP 4-6

Ms. Barbara C. Jacobs, Esq.
Mr. Jeffrey Werbitt
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:                               SoftBrands, Inc.
Form 10/A filed March 15, 2005
Form 10-Q filed March 15, 2005 for the period ended December 31, 2004
Form 10-Q/A filed March 17, 2005 for the period ended December 31, 2004
File No. 0-51118

Dear Ms. Jacobs and Mr. Werbitt:

This letter is in response to your letter dated April 14, 2005 relating to the above filings.  We are filing via EDGAR, simultaneous with this letter, an amended Form 10 and an amended Form 10-Q that we believe address your comments.  With respect to each of your comments, we have repeated the text of your comment below followed by our response.  If our response includes a revision to our Form 10/A or Form 10-Q, where practical, we have also included the text of the revision.

Form 10/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22.

Critical Accounting Policies and Estimates, page 23

1. It seems that any failure of your controls over contract preparation and review could have adverse consequences in addition to recognizing less revenue. Revise to expand your disclosure to include the impact of possible “ineffective” conclusions regarding your disclosure controls and procedures and internal control over financial reporting.

In response to your comment and upon further review of the disclosure, we have revised the critical accounting policy on revenue recognition to omit the language “Although we anticipate that our controls over contract preparation and review are adequate to avoid these revenue issues, if we fail to properly document sales, or if the objective evidence of the value of the other elements in a multi-element contract change, we might be required to record less, or even no, revenue on shipment of products.”  This language is omitted for two reasons – 1) it inappropriately implied that we experience revenue deferrals due to issues with our internal controls, which is not accurate, and 2) the main point of the sentence is a repeat of the language earlier in the paragraph, that is, that revenue is not necessarily recognized upon shipment but only when all criteria of revenue recognition are met.  We have replaced this language with a new sentence that further clarifies that, if necessary, revenue is deferred until all revenue recognition criteria are clearly met.  The paragraph, as revised, is as follows:

“We generate revenue primarily from sale of licenses to our software under perpetual license agreements, from sale of software maintenance or “customer support” for that software, from sale of services related to the software, and in some instances from sale of related hardware. In many cases in which we sell a software license, we also sell customer support services, implementation services and hardware.  We generally recognize software license revenue when we ship product to a customer.  In order to do so, we must make a determination that the software license fees are fixed or determinable, that the shipment is not contingent on customer acceptance or on the delivery of any other element of services or products we provide, and that it is likely that we will collect the license fees.  We must also have vendor-specific objective evidence of fair value for each element of the contract that is not delivered with the license and these elements can not be essential to the performance of the software in order for revenue to be recognized up-front.   We document our sales with contracts or purchase orders that make it clear that the purchase of the software license is not contingent or conditioned on the delivery of another element.   Although infrequent, if for any reason documentation of an arrangement is incomplete or if our achievement of the other criteria described above is not clear, we defer all or part of the related revenue until the revenue recognition criteria are met.”

Liquidity and Capital Resources, page 44

2.  We have read your response to prior comment 23 and the corresponding revised disclosure, which includes the non-GAAP measure “working capital surplus, excluding the impact of deferred revenue.” Given that this measure excludes deferred revenue, but includes the cash generated by the transactions that resulted in the deferred revenue, it is not clear to us why you believe that this measure is useful to investors. Additionally, given that your failure to perform according to the terms of the underlying arrangements could result in you refunding deferred amounts to your customers, it is not clear to us why you believe that presentation of this measure is appropriate under Rule 10(e)(1)(ii)(A) of Regulation S-K. Accordingly, explain to us why you believe your presentation complies with the requirements of Item 10(e) of Regulation S-K. Alternatively, consider removing this measure.

We acknowledge your comment and the nature of “working capital as adjusted for deferred revenue” as a non-GAAP financial measure.  In response to your comment, we have revised the disclosure in the enclosed Form 10/A as follows:

“We believe that cash flows from operations together with our cash and cash equivalents will be sufficient to meet our commitments and our cash requirements for at least the next twelve months.  Our working capital deficit (current assets less current liabilities) of $13.4 million at September 30, 2004, included $18.0 million of deferred revenue representing our obligation to provide maintenance services.  We typically satisfy our obligations for maintenance services at a cost of approximately 30% to 35% of the deferred revenue and fund the cost of that obligation from cash flow and from renewals from the next subsequent annual contract period for the maintenance contracts.”

In addition, in response to this question we have revised similar liquidity and capital resources disclosure in the December 31, 2004 Form 10-Q on page 17 as follows:

“As of December 31, 2004, we had $9.7 million of cash and cash equivalents and $899,000 of restricted cash.  Our working capital deficit (current assets less current liabilities), increased from $13.4 million at September 30, 2004 to $15.6 million at December 31, 2004.  This increase in working capital deficit is due to the reclassification from long-term to current of the $2.0 million principal payment of debt that is due on December 31, 2005.  The working capital deficit at December 31, 2004 includes deferred revenue of $19.9 million.  These deferred revenue obligations are typically satisfied for substantially less than the carrying value. Deferred maintenance revenues comprise the majority of our deferred revenues and our cost to perform these revenues has recently been between 30% and 35% of total maintenance revenue.  Our most significant source of operating cash flows is derived from license, maintenance and service fees.  Our primary uses of cash from operating activities are for employee costs, third-party costs for services and the cost of our facilities.”

Consolidated Financial Statements

Note 1. Nature of Business and Company Operations

Basis of Presentation, page F-7

3. Supplementally, explain to us, in detail, how you evaluated the legal and accounting impact of AremisSoft’s bankruptcy on SoftBrands. In your response, indicate whether your evaluation would have changed had SoftBrands been identified as the accounting spinee under EITF 02-11.

We considered all relevant legal and accounting matters as a result of AremisSoft’s bankruptcy.  We would have preferred to find a basis upon which to treat SoftBrands as the accounting spinnee, which would have allowed us to register with the SEC much earlier than we have.  We met with the SEC Staff on August 22, 2002, and we emphasized that SoftBrands had separate facilities and was never integrated into AremisSoft.  We requested dispensation – seeking either 1) that SoftBrands to be treated as the accounting spinnee (rather than the spinnor) or 2) that carve-out financials be considered adequate for Rule 3-05 purposes.  We presented this in detail at the meeting as well as in follow-up letters dated August 28, 2002 and September 27, 2002.  The SEC staff, however, was unable to provide any dispensation.

With this background, we evaluated various legal and accounting issues regarding the bankruptcy and related transactions.  In particular, we evaluated whether the separation should be treated as a forward or reverse spin, we considered whether fresh start accounting applied and we evaluated whether to report AremisSoft as a discontinued operation.  Each of these is discussed below in detail.

Forward or reverse spin

Legal view: Legally, SoftBrands was spun off as a NEWCO.  After August 2, 2002, SoftBrands had no further interaction with AremisSoft qua former parent.  Historically, the activities of AremisSoft and its non-SoftBrands subsidiaries had minimal interaction with SoftBrands, and post spin, SoftBrands has had no “privileged” status in transactions between the two entities.

Accounting view: Although EITF 02-11 did not technically apply to a spin transaction in August 2002, given that it was effective for spinoffs completed after September 12, 2002, we still considered it at the time and disclosed consideration of EITF 02-11 in our footnotes.  This GAAP guidance articulated long-standing views of the Staff such as those articulated in Mr. R. Scott Blackley’s speech on December 4, 2000.

From an accounting perspective, SoftBrands spun off the non-operating and much smaller parent as a discontinued subsidiary.  Based on the facts and circumstances, it was determined that AremisSoft did not represent the larger, more substantive business.  In fact, AremisSoft did not even qualify as a business under EITF 98-3 as it did not have the required inputs, processes and outputs to conduct normal operations.  SoftBrands had all of the operations and clearly was intended to be the ongoing operation.

In accordance with EITF 02-11, as well as informal SEC guidance from prior to the effective date of the EITF, we concluded that the legal spinoff of SoftBrands from AremisSoft should be accounted for as a reverse spinoff.  As previously mentioned, we considered the issuance of EITF 02-11 to be simply confirming GAAP and SEC guidance that existed prior to this formalization.  Each of the indicators noted in paragraph 8 of EITF 02-11 support treating this as a reverse spinoff, as follows:

•              The size of the legal spinnor and the legal spinnee – In all respects including assets, revenues and earnings, SoftBrands (the legal spinnee) was significantly larger than AremisSoft (the legal spinnor) on August 2, 2002.

•              The fair value of the legal spinnor and the legal spinnee – The fair value of SoftBrands was greater than the fair value of AremisSoft on August 2, 2002.  SoftBrands fair value was approximately $20 million, while the fair value of AremisSoft on a stand-alone basis, given all the fraud and legal issues, was essentially zero.

•              Senior management – SoftBrands retained the senior management of the formerly combined entity (AremisSoft), including the CEO, COO and CFO.

•              Length of time to be held – SoftBrands is the only operating entity continuing following the bankruptcy/spinoff.  AremisSoft still exists as a legal entity, but it is dormant and is expected to be legally shut down in the near future.

In conclusion, we considered both the form (or the legal aspect) as well as the substance (or the accounting aspect) of this spin and ultimately concluded that the substantive approach is the most accurate depiction of the substance of the transaction for shareholders and other users of the financial statements.  To quote the words of Mr. Blackley, we believe this is the “most relevant presentation and clearly is a faithful representation of the transaction”.

Fresh start accounting

Legal view: From a legal perspective, AremisSoft entered bankruptcy.  SoftBrands did not.  Therefore, fresh start accounting cannot apply to SoftBrands.

Accounting view: As a precaution, and due to the fact SoftBrands was the clear accounting successor, we evaluated the impact of the transaction from a substantive standpoint.  With SoftBrands having the only operations and the only businesses, we evaluated as if SoftBrands had been in bankruptcy, whether fresh start accounting would apply.  As described in our response to prior comment 36 and further described in our responses to comments 5 and 6 below, it was clear to us then that the insolvency criteria did not apply and it appeared that the greater than 50% change in equity did not apply as well.  Now, as described in our response to comment 6 below, we continue to believe that both criteria did not apply.

Discontinued operations of AremisSoft

Legal view – Under normal circumstances, AremisSoft’s disposition of SoftBrands would have required AremisSoft to report SoftBrands’ results as discontinued operations, and freed SoftBrands of any responsibility for recording AremisSoft’s activities, beyond historical related-party disclosures.

Accounting view - In accordance with footnote 2 of EITF 02-11, “the accounting spinnee should be reported as a discontinued operation by the accounting spinnor if the spinnee is a component of an entity (paragraph 41 of Statement 144) and meets the conditions for such reporting contained in paragraph 42 of Statement 144.”

Using this guidance, we concluded that AremisSoft should be presented as a discontinued operation.  From a reverse spinoff perspective, AremisSoft was essentially a wholly-owned subsidiary of SoftBrands.  The operations of this “subsidiary” were discontinued prior to December 31, 2001, and the only transactions taking place for AremisSoft in 2002 were the legal expenses and other wind-down costs.  In addition, the operations and cash flows of AremisSoft were, as of August 2, 2002, eliminated from the ongoing operations of SoftBrands, and SoftBrands did not have any significant continuing involvement in AremisSoft’s operations.

4. Supplementally, explain how you determined that the spin-off of SoftBrands to both AremisSoft stockholders and class action claimants was considered a pro rata distribution in accordance with paragraph 3 of EITF 02-11.

As mentioned in our response to the previous comment, EITF 02-11 did not technically apply.  Nonetheless, paragraph 3 of EITF 02-11, which references APB Opinion 29 paragraph 23, is copied below, with emphasis added to the section relevant to our response to your comment.

3.   The accounting guidance for spinoffs is provided in Opinion 29.  Although the basic principle underlying Opinion 29 is that the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, it provides a modification to that basic principle for nonreciprocal transfers to owners (such as spinoffs).  Opinion 29, paragraph 23 (as amended by Statement 144), states:

Accounting for the distribution of nonmonetary assets to owners of an enterprise in a spin-off or other form of reorganization or liquidation or in a plan that is in substance the rescission of a prior business combination should be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary assets distributed.  A prorata distribution to owners of an enterprise of shares of a subsidiary or other investee company that has been or is being consolidated or that has been or is being accounted for under the equity method is to be considered to be equivalent to a spin-off.  Other nonreciprocal transfers of nonmonetary assets to owners should be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

Given the long standing guidance discussed in our response to comment 3 above, the assets that were distributed were those of AremisSoft, which was at the time a collection of non-operating assets of minimal and subjective value.  AremisSoft’s only assets were essentially the possibility that some recovery would be realized from the perpetrators of the fraud or other parties involved.  We asked a third party valuation consultant to evaluate this collection of contingent assets and the conclusion was that the assets had no reasonably determinable value.  Similarly, valuing the liabilities and obligations that could result from the lawsuits and other legal matters, as well as other unknown obligations of AremisSoft, was also very challenging – such that there was clearly no objective measurement of fair value.  Further, there was no near term liquidity expected for the assets and liabilities distributed.  Finally and most saliently, with the assistance of the third party consultant, we concluded that the risk associated with the fiduciary responsibilities of the trust to the class would make an “outright sale” of these assets impossible.  We feel that the preference for fair value mandated by APB 29 is overcome in this case by the absence of these relevant factors upon which to judge that value.

5. We have read your response to prior comment 36. Supplementally, further explain your basis for concluding that the class action lawsuit was not considered an “allowed claim.” Please provide us with copies of objective support for this conclusion, such as a bankruptcy court order or other similar document.

Reference is made to the First Amended Plan Of Reorganization Of AremisSoft Corporation Jointly Proposed By The Debtor And SoftBrands, Inc. (the “Plan”) attached as Exhibit 2.1 to the Form 10.  The class action litigation was not subject to the claim procedures provided in the Chapter 11 proceedings but was, instead, a claim to which the amount of assets assigned was determined pre-petition by negotiation between AremisSoft and the representatives of the plaintiff class.  Although one could conclude that the class action claims were “allowed claims” within the meaning of the bankruptcy code because, upon confirmation of the Plan, the amount allocated to the class was “allowed” by action of the court, we do not believe that the designation as an “allowed claim” would change the conclusion reached.

Immediately prior to confirmation of the Plan, the total assets of AremisSoft consisted almost entirely of its 100% ownership of SoftBrands, which was then valued at approximately $20 million, plus its unrecognized contingent assets (i.e., the AremisSoft trust’s future net distributions from recoveries against former officers and related parties). All but a negligible amount of AremisSoft’s post-petition liabilities, consisting primarily of administrative claims for printing fees and the like, were assumed by SoftBrands.  No other material allowed claims existed, and the claims from the plaintiff class were settled for 60.5% of SoftBrands’ common stock and 90% of the continuing litigation assets.

Accordingly, even if the unliquidated class action litigation for which agreement was reached with respect to participation pre-petition is considered an “allowed claim,” the value of the assets of AremisSoft clearly exceeded the total post-petition liabilities and allowed claims.

6.  It remains unclear to us how you were able to conclude that there was less than a 50% change in ownership upon emerging from bankruptcy. Supplementally, quantify the “significant distributions” that your local investor groups received from the class representative and specifically quantify the extent of your assumption. Further, explain why you believe that making such an assumption is appropriate in the context of paragraph 36 of SOP 90-7.

Please note that we did not rely on the absence of a 50% change in share ownership in determining not to apply fresh start accounting. Nonetheless we calculated the percentage interest of SoftBrands after the bankruptcy held by shareholders of AremisSoft prior to the bankruptcy based on the sum of (i) the distribution made specifically to such holders (39.5% of SoftBrands shares) plus (ii) distributions in the AremisSoft class action of SoftBrands shares (60.5% of SoftBrands shares) to those class claimants that we know were shareholders of AremisSoft immediately prior to the confirmation of the plan of reorganization.  This distribution to class claimants was also mandated by the plan of reorganization, but the shares were held by a class representative pending determination of eligible class members and class allocations.  As noted in our original response, the difficulty we encountered in the calculation for (ii) above, was that most of the shares of AremisSoft were held in street name and we could not identify all of the beneficial owners of AremisSoft immediately prior to confirmation of the plan of reorganization on the basis of a record holder’s list.  Further, although we obtained a list of non-objecting beneficial owners, that list was limited.

We knew with certainty, however, that Info-Quest, the Irwin Jacobs group and the Pohlad Group remained beneficial owners of AremisSoft common stock immediately prior to the confirmation of the plan of reorganization.  From the list of class claimants who received distributions of SoftBrands common stock received in late February 2004, we also knew that these entities received at least the following number of shares from the class distribution:

Info-Quest	1,648,870
Irwin Jacobs & Affiliates	1,605,106
Pohlad Group	266,397

Combining these shares with the 15,800,000 shares we know were issued to AremisSoft shareholders yields a total of 19,320,373 shares, or roughly 48.3% of the 40,000,000 shares outstanding immediately after the reorganization.  We were suggesting in our original response that we strongly believed that there were other AremisSoft shareholders immediately prior to the reorganization who received distributions as class participants and that the aggregate of their distributions almost certainly would have exceeded the 679,627 additional shares needed to equal 50% of the SoftBrands shares immediately after the reorganization.

Please also know, however, that we have recently received findings of fact from the continuing bankruptcy proceedings in the Federal District Court of New Jersey that indicate that Info-Quest received 2,342,361 shares, not 1,648,870 shares, in the class distribution. Accordingly, using the revised number for Info-Quest, we now know that holders of AremisSoft common stock immediately prior to confirmation of the plan of reorganization received, out of the 40,000,000 shares of SoftBrands common stock then outstanding, at least the following number of shares of SoftBrands common stock:

Info-Quest	2,342,361
Irwin Jacobs & Affiliates	1,605,106
Pohlad Group	266,397
Shares issued to AremisSoft shareholders	15,800,000
20,013,864

Accordingly, holders of AremisSoft common stock immediately prior to the plan of reorganization received more than 50% of the SoftBrands common stock as a result of the reorganization.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

7.  We have read your response to prior comment 40 and note that your contractual terms state that delivery constitutes acceptance. Clarify for us how these contractual terms specify that acceptance occurs upon shipment as your policy states. In addition, explain to us how you considered AICPA Technical Practice Aid 5100.69 in your revenue recognition policy.

To clarify our response to prior comment 40 regarding acceptance clauses and in response to comment 7, please be advised that we do not include substantive acceptance clauses as part of our standard contractual terms, but rather many of our contracts include the language referred to in our initial response that delivery constitutes acceptance.  Our standard terms do not offer our customers rights of return or exchange, nor do they allow our customers to use our software for a trial period, which would imply a right of return.

As required by SOP 97-2, we understand that if uncertainty exists about customer acceptance of the software, license revenue should not be recognized until acceptance occurs.  When considering whether an acceptance clause is substantive and therefore may require revenue deferral until such acceptance, we consider factors such as the following:

•                  Historical experience with the specific customers, similar types of arrangements, or similar products;

•                  Whether provisions are specific to the customer;

•                  The length of arrangement and/or the acceptance period;

•                  The length and complexity of the installation period;

•                  The significance of modifications expected to be made to the software during the period between its delivery and customer acceptance; and

•                  Whether the product is new or existing, and our historical experience with the product performing as intended.

Based on these criteria, we have concluded in the past that substantive acceptance clauses existed in some of our custom development agreements, and as a result we recognized revenue only upon receipt of formal written acceptance.  These development agreements are infrequent.

To further address the current comment 7, please be aware that we take into consideration the guidance found in TPA 5100.69 and SAB 104 regarding physical delivery, when applicable, and we ensure that the customer has assumed the risks and rewards of our products and licensing rights prior to revenue recognition.

For example, to illustrate both points above – 1) that our standard acceptance clauses, when included, are not substantive and 2) that we are aware of the importance of addressing physical delivery criteria – our standard U.S. hospitality license arrangement uses the language “license software shall be deemed to be accepted by client following delivery, which shall be made FOB point of origin.”

In order to further clarify our disclosure in our “Revenue Recognition” policy, we have revised the statement about acceptance clauses to now read as follows:

“If substantive acceptance clauses are included in customer contracts, the Company recognizes the related software license revenue upon formal acceptance by the customer.”

8.  We have read your response to prior comment 41 and need additional clarification regarding your payment terms. We note that your standard payment terms are net 30 and executive approval is required for any deviations. You appear to indicate that these deviations from your standard terms do not result in extended payment terms as contemplated by paragraphs 27 to 31 of SOP 97-2. It is unclear to us why extending your terms beyond net 30 would not result in extended payment terms. Supplementally, indicate the extent to which you enter into arrangements that include payments due beyond 30 days and describe your collection history and indicate whether you have granted any concessions in those circumstances.

Paragraphs 27 to 31 of SOP 97-2 address factors that affect the determination of whether a fee is fixed or determinable, and we believe our payment term policy complies with these requirements.  While we understand that the 12 month period referred to in paragraph 28 of SOP 97-2 is arbitrary and does not constitute a bright line test, we also feel that our policy complies with the spirit of the guidance and is conservative in relation to this reference.  Our internal policy states “Revenue is recognized for payments due within standard SoftBrands terms, but in no event beyond six months.”  So while net 30 is our standard payment term and a term we obtain from many of our customers, we do not consider payment terms to be “extended” unless they are either greater than six months, or are revised upward after the initial agreement is concluded, which is not common.  Typically, we accept terms that are beyond the 30 day standard only if it is done as part of the initial contract negotiations, and therefore is not any indication of potential revisions to the pricing and or payment.  We have agreed to terms longer than 30 days many times in the past and will continue to do so in the future if the circumstances warrant, and consider this to be part of our normal business practice.  We believe that we have significant history of granting payment terms of up to six months and successfully collecting under such terms to support these fees being considered fixed or determinable.  Historically,  we have rarely provided refunds or concessions in order to facilitate collection.  We have no intent to ever provide refunds or concessions that are beyond the provisions of our arrangements.  In evaluating our history when establishing and updating our internal revenue recognition policy, we consider arrangements we have entered into in the past with similar customers, products and license terms as the arrangements we are currently selling.  As part of the executive approval noted in our response to prior comment 41, we also evaluate the specific facts and circumstances of each arrangement with terms beyond 30 days to ensure that that our historical experience applies and is relevant.

9. We have read your response to prior comment 43 and note that certain contingencies, which you characterize as oral understandings, may result in revenue deferrals. Supplementally, explain to us the controls and procedures in place to ensure that all such oral understandings are appropriately considered in recognizing revenue under your arrangements. In addition, indicate whether these oral provisions are ultimately memorialized in written contracts or purchase orders and how you have considered paragraph 15 of SOP 97-2 in your revenue recognition policy.

Our response to the Commission’s prior comment 43 was a recitation from our written internal revenue recognition policy and makes clear that, if there are oral understandings related to contractual obligations, they also must be resolved and documented prior to recognition of revenue.  We are familiar with the criteria in SOP 97-2 requiring evidence of an arrangement, as outlined beginning at paragraph 15 of the SOP, and our customary business practices are to obtain written contracts.  The contracts contain integration clauses and clauses that disclaim oral representation and warranty.  Further, our internal policy prohibits the use of side agreements and our sales training makes it clear to our sales personnel that they are to abide by that policy.Further we require annual certification from all our employees that they have abided by our internal policies.

Note 9. Long-term Obligations, page F-22

10. We have read your response to prior comment 48 and note that the source and timing of your common stock valuations are unclear. Please explain to us and disclose whether the valuations used between issuance of the warrant and April 2004 were performed by third parties and were contemporaneous. In addition, explain the reasons for the increase in the value of your common stock between December 2003 and March 2004. Identify changes in your valuation assumptions and explain the basis for each material change and the resulting impact on your valuation.

Valuations used prior to March 2004 were obtained from an independent qualified third party consultant.  These valuations were performed as part of our year end procedures to support goodwill impairment analyses, to set fair prices for options and warrants and to value the CRP put warrant.  The valuations were contemporaneously performed after close of the fiscal year, based on information available to the valuation consultant as of the date evaluated.  We obtained two separate valuation reports-one issued in February 2003 and one in November 2003.  We used the same consultant for all periods.  The valuation as of November 26, 2002 was contained in the same valuation report as the valuation as of December 31, 2002, but the valuation consultant noted that the comparable company values had declined somewhat, causing it to conclude that there was a slight decrease in the value of the put warrant from November 26, 2002 to December 31, 2002.  The valuations took into consideration market capitalization of comparable public companies and present value of forecasted cash flows.  The consultant performed individual cash flow forecasts based on interviews with management, review of historical results, and applying general industry knowledge.

In response to your comment, we have revised the respective paragraph on page F-23 of the Form 10/A, which now reads as follows:

“Using the Black-Scholes valuation model and an independent appraisal, the Company allocated $3,734 of value to the put warrant in November 2002 with the balance of the $20,000, or $16,266, being reflected as debt, net of a debt discount.  The debt discount will be amortized using the interest method over the life of the debt.  At September 30, 2003, the Company had amortized $459 of the debt discount, resulting in a carrying value of $16,725.  During the year ended September 30, 2004, the Company amortized $786 of the debt discount and, as part of Amendment No. 1, adjusted the debt discount by $149 for the increase in the value of the put warrant, resulting in a carrying value of $17,362 at September 30, 2004.  The initial value of the warrant was determined using the Black-Scholes model with a volatility of 80%, an interest rate of 4.05% and a contractual term of ten years.  The fair value of the Company’s stock at the date the financing closed was $0.64 per common share as determined by a contemporaneous third-party valuation.  The put warrant was maintained at its fair value with increases or decreases reflected as non-operating expense or income in the statement of operations.  Subsequent to issuance, the fair value of the put warrant continued to be estimated using the Black-Scholes model and similar assumptions as those noted above.  The fair value of the Company’s common stock continued to be determined by contemporaneous third-party valuations at each annual reporting date.  At December 31, 2002, the put warrant value had depreciated to $3,533, resulting in the recognition of $201 of non-operating income during the year ended December 31, 2002.  At September 30, 2003, the put warrant value had appreciated to $3,990, resulting in the recognition of $457 of non-operating expense during the nine-month period ended September 30, 2003.  The put warrant value was increased $149 due to the reduction of the exercise price in November 2003.  Beginning in March 2004 and continuing through the put warrant’s exchange and cancellation, the fair value of the Company’s common stock was determined based on the activity in the over-the-counter market on which it was trading.  At August 18, 2004, just prior to its exchange and cancellation, the put warrant had appreciated to $7,230, resulting in the recognition of $3,091 of non-operating expense.  In connection with the exchange, a final non-operating charge of $1,845 was recorded, which reflected the difference between the net carrying value of the put warrant, including the remaining unamortized offering costs, and the estimated fair value of the Series B convertible preferred stock and the new warrant issued.”

To help understand reasons for the change in valuation from December 2003 to March 2004, we point out the following:

•                  The December 2003 valuation was based on the September 2003 report from the independent consultant.  We believe there were no significant changes in operations from the issuance of the September 30, 2003 valuation (dated November 14, 2003) to December 31, 2003.    Thus the valuation at September and December 2003 was held constant at $0.69 per share.

•                  A more active trading market on which we based valuation decisions was available beginning with the March 31, 2004 period.  This is due to the release of shares by class representatives to class claimants.  As a result, we began using the market price as published in the “pink sheets.”

•                  As presented in Item 9 of the Form 10, the pink sheet quotations also indicate significant increase in share valuation from December 2003 to September 2004.  Trading volumes in the early periods are low and this makes it difficult to draw firm conclusions from the pink sheet valuations; however, this does support an increase in value as the high doubled from $1.00 per share during the December 31, 2003 quarter to $2.00 per share during the March 31, 2004 quarter.  While we can never be completely certain what factors drive the market, some substantive justification for the increase in value during this period may be drawn from the following facts:

•                  We announced our joint initiative with SAP Business One in February 2004 which we view as a significant opportunity to generate new revenue streams. Fourth Shift Edition for SAP Business One associates SoftBrands with SAP, clearly a recognizable name in the software industry.

•                  We met our commitment to investors during the first calendar quarter of 2004 by publishing our first set of audited and complete financial statements. Issuing these statements was a critical step in our ongoing plan to improve communications with our investors.

•                  We received a $2.9 million distribution from the AremisSoft trust in December 2003.  This was reported along with our financial statements during the first quarter of fiscal 2004.

Note 12. Options and Compensation Plans, page F-30

11. We note that your registration statement has become effective pursuant to Section 12(g) of the Exchange Act causing the vesting periods of a significant number of outstanding stock options to be automatically modified. Supplementally, explain how you calculated the amount of any additional compensation expense resulting from this modification and disclose the expected impact within your financial statements and MD&A if material. Refer to paragraph 61 of FIN 44.

Please note that the option agreements for each and every option granted by SoftBrands prior to the effective date of the registration pursuant to Section 12(g) provided, by their original terms, that they would not become exercisable (vested) until the seventh year after the date of grant, but that exercisability would accelerate in the event of an effective registration under Section 12(g). None of these option agreements have ever been “modified” to provide such acceleration. In accordance with paragraph 37 of FIN 44, which states, “[i]f vesting is accelerated based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required,” we made no new measurement of compensation cost, as the acceleration of vesting was pursuant to the original terms of the option agreements.

Form 10-Q for the period ended December 31, 2004

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

12. Throughout your MD&A, you attribute changes between periods to various factors. Please quantify the amount that each of these factors contributed to each change between periods rather than stating that changes were due “primarily” to such factors. For example, but without limitation, you state on page 13 that your hospitality segment license revenue increased “primarily” because of your release of Medallion 6.0 and PORTfolio 3.1. Revise to quantify the increase in license revenue within the hospitality segment attributable to the release of Medallion 6.0 and PORTfolio 3.1. Also, your disclosure should address all material factors attributable to the increase or decrease of line items from period to period.

In response to your comment, we have revised:

1.  The second sentence of the first paragraph following the revenue table on page 13 as follows:

“License revenue increased in hospitality with the release PORTfolio 3.1, which generated approximately $150,000 of license revenue in the quarter ended December 31, 2004.”

2.  The second sentence of the second paragraph following the revenue table on page 13 as follows:

“The increase in revenue in the hospitality EMEA region was due to the successful launch of PORTfolio 3.1.”

3.  The first sentence on page 16 to delete “primarily” (as other interest expense is insignificant) as follows:

“Interest expense is related to our long-term institutional debt incurred in November 2002.”

4.  The third paragraph on page 16 as follows:

“Other income, net, primarily consists of the effect of changes in foreign exchange rates on intercompany payables denominated in U.S. dollars.  Of the $273,000 of other income, net reflected on our consolidated statement of operations for the three months ended December 31, 2004, $271,000 was due to the favorable impact of the strengthening of foreign currencies against the U.S. dollar.  We do not currently utilize any derivative security instruments or engage in any hedging activities.”

13. We note that you achieved cost savings resulting from your support center in Bangalore, India, which became fully operational in late 2004 in the first paragraph on page 14. However, in the second paragraph on page 14 you disclose that improvements in hospitality maintenance gross margin percentage are expected as you move closer to bringing your Bangalore hospitality support center into operation. Please revise to reconcile or supplementally advise.

Please note that the disclosures you have referenced in two separate sections of the Form 10-Q address two different support operations: one for manufacturing and one for hospitality.  These support centers share back-office support but operate out of separate facilities and are independently staffed.   The manufacturing support center was fully operational in late 2004.  The hospitality support center has begun to improve gross margins in fiscal 2005 but is not yet fully operational.

Liquidity and Capital Resources, page 17

14.  In light of the fact that you may need to raise additional capital, disclose the limitations on additional indebtedness resulting from your relationship with Capital Resource Partners.

In response to your comment, we have added the following paragraph after the last paragraph of the liquidity section contained in the Form 10-Q:

“If we were to choose to raise additional capital through the sale of debt, unless we simultaneously repaid our indebtedness to CRP, we would be required to obtain their consent to incur amounts which in the aggregate exceed approximately $6 million of additional indebtedness. If we were to choose to raise additional capital through the sale of preferred stock, unless we simultaneously redeemed our Series B convertible preferred stock, we would be required to obtain CRP’s consent to issue preferred stock having a dividend or liquidation preference senior to our Series B convertible preferred stock.”

Item 4. Controls and Procedures, page 20

15.  You disclose that “[t]here was no significant change in [y]our internal control over financial reporting . . . .” Please revise to disclose whether there were any changes in your internal control over financial reporting, that occurred during the first quarter ended December 31, 2004, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. This evaluation should be made in all future periodic reports. See Item 308(c) of Regulation S-K and Rule 13a-15(d) to the Exchange Act.

In response to your comment, the last sentence under Item 4 has been revised to read as follows:

“There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2004 that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.”

16.  We note the disclosure that “[t]here was no significant change in [y]our internal control over financial reporting ....” We also note your supplemental response to prior comment 11 that you have further improvements to make to your Controls Improvement Plan. To the extent your Controls Improvement Plan resulted in changes in your internal control over financial reporting during the first quarter ended December 31, 2004 that materially affected or were reasonably likely to materially affect your internal controls over financial reporting, please disclose. See Rule 13a15(d) of the Exchange Act. If you did not make any changes to your internal control over financial reporting in the first quarter ended December 31, 2004 that materially affected or were reasonably likely to materially affect your internal controls over financial reporting, supplementally reconcile your response to prior comment 11 with the disclosure.

Please note that the Controls Improvement Plan is part of the preparation for our first management’s report on internal control over financial reporting.  Determination of whether any individual change in internal control over financial reporting is likely to “materially affect” the internal control over financial reporting while the process of preparation for a first attestation report is being implemented, and incremental changes in documentation and controls are being implemented, is very difficult and subjective.  We believe the Commission recognized this in its recent FAQ on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (revised October 4, 2004):

“Question 9

Is a registrant required to disclose changes or improvements to controls made as a result of preparing for the registrant’s first management report on internal control over financial reporting?

A: Generally we expect a registrant to make periodic improvements to internal controls and would welcome disclosure of all material changes to controls, whether or not made in advance of the compliance date of the rules under Section 404 of the Sarbanes-Oxley Act. However, we would not object if a registrant did not disclose changes made in preparation for the registrant’s first management report on internal control over financial reporting. However, if the registrant were to identify a material weakness, it should carefully consider whether that fact should be disclosed, as well as changes made in response to the material weakness.”

Please know that we did not identify any material weaknesses in our internal control over financial reporting for the quarter ended December 31, 2004, and that, as discussed in response to comment 15 above, there were not any changes in our internal control over financial reporting implemented in the quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

To confirm the conversation of Mr. Werbitt with our counsel, we are filing with the Form 10-Q/A full section 302 and 906 certifications dated as of the date hereof.

We believe that the foregoing is responsive to your comments.  Should you have any further questions or concerns, please contact me at 612-851-1927 or our counsel, Thomas Martin, at 612-340-8706.

Very Truly Yours,

/s/ David G. Latzke
David G. Latzke, Senior Vice President,
Chief Financial Officer and Secretary